SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of August, 2005

                        Commission File Number: 000-21742

                               Stolt Offshore S.A.
                  ---------------------------------------------
                 (Translation of registrant's name into English)


                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                          ----------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                       ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No   X
                              ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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In accordance with General Instruction B, item (i), attached herewith as Exhibit
99.1 is a press release, dated August 30, 2005, whereby Stolt Offshore S.A. ("Stolt Offshore" or the "Company") announced it has entered into a Co-operation Agreement to establish a joint venture with SapuraCrest Petroleum, a leading Malaysian oil service company. The joint venture will take over the build and operation of the Sapura 3000, a new-build heavy lift and pipelay vessel designed to be the most advanced deepwater construction ship in the growing Asia Pacific region. Incorporation of the joint venture is subject to Malaysian governmental approval, which is expected by the end of 2005, and finalization of documentation.

The Sapura 3000 is a $200 million new-build dynamically positioned derrick pipelay vessel, with dual capabilities for conventional shallow water pipelay and very deepwater construction projects. The vessel is presently under construction in China and is planned to be in service in early 2007.

SapuraCrest Petroleum is a leading Malaysian oil service company which has built up a strong market share in the Malaysian conventional construction and pipelay, drilling, survey and maintenance markets and is part of the larger Sapura group of companies.

The deepwater SURF market in Asia Pacific is expected to grow by an average of 15% over the next five years. Stolt Offshore is targeting a number of deepwater construction projects particularly in Malaysia, Indonesia and Australia in which the Sapura 3000 would play a major role.

The 50:50 joint venture with SapuraCrest Petroleum will be reported as net income in non-consolidated joint ventures. The financing will be finalized through joint venture borrowings, with a target gearing of 70%, or approximately $150 million. Once the vessel is in full operation, full year results are expected to add $0-150 million per annum at revenue level through SURF and deepwater projects.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292 and No. 333-74321) and the Company's
Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "would," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the ability of the Company and SapuraCrest Petroleum to complete the joint venture transaction, the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             STOLT OFFSHORE S.A.


Date:  August 30, 2005                  By:  /s/ Stuart Jackson
                                             -----------------------------------
                                             Name:  Stuart Jackson
                                             Title: Chief Financial Officer